VIA EDGAR

March 18, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anuja Majmudar

Re:	Dragoneer Growth Opportunities Corp. III (the “Company”)
Registration Statement on Form S-1, as amended (File No. 333-253796)

Dear Ms. Majmudar:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as the underwriters, hereby join the Company in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1, as amended (File No. 333-253796) (the “Registration Statement”) to become effective on March 22, 2021, at 4:00 p.m. (ET), or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Herb Yeh
Name: Herb Yeh
Title: Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
Name: Olympia McNerney
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Peter Castoro
Name: Peter Castoro
Title: Vice President

[Signature Page to Acceleration Request by Underwriters]